

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

September 10, 2007

Mr. John T. Perry, President and Chief Executive Officer
Nord Resources Corporation
1 West Wetmore Road, Suite 203
Tucson, Arizona 85705

      Re: Nord Resources Corporation
               Schedule 14A
               Filed August 27, 2007
               File No. 001-08733

Dear Mr. Perry:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed August 27, 2007

Proposal Number Two: Approval of Amendment to Amend Certificate of Incorporation
to Increase Authorized Shares of Common Stock, page 31

1. Please disclose whether you presently have any plans, proposals or arrangements
    to issue the newly authorized shares of common stock in connection with the
    financing of an acquisition or other transactions. If you have such plans, please so
    state and discuss in some detail the transaction to be financed. If you do not have
    such plans, please state that you do not have any plans, proposals or arrangement,
    written or otherwise, to issue the newly authorized shares.

Form 10-QSB for the period ended June 30, 2007

2. Please reconcile for us your statement that your disclosure controls and
    procedures were not effective as of June 30, 2007 with the statement that your
    material weakness was "identified and corrected prior to the filing" of the Form
    10-QSB. If your controls and procedures are now effective, so state. Otherwise,
    revise your disclosure to eliminate the suggestion that they are.

Closing Comments

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, the undersigned at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: C. Moncada-Terry

VIA FACSIMLE
Herb Ono
Lang Michener
604-893-2398